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                                 UNITED STATES
                             SECURITY AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO._________)*


                                 CERADYNE, INC.
                                 --------------

                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------

                         (Title of Class of Securities)

                                    156710105
                                    ---------

                                 (CUSIP Number)

                                GEORGE A. NEEDHAM
                                 445 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 371-8300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 16, 2003
                                ----------------

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ___

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



CUSIP No.       156710105
--------------------------------------------------------------------------------
                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   George A. Needham
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                      (a)
                      (b) X
--------------------------------------------------------------------------------
                3. SEC Use Only
--------------------------------------------------------------------------------
                4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required
                   Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization: United States of
                   America
--------------------------------------------------------------------------------
                      7.  Sole Voting Power:
Number of             ----------------------------------------------------------
Shares Bene-          8.  Shared Voting Power: 635,000
ficially by           ----------------------------------------------------------
Owned by Each         9.  Sole Dispositive Power:
Reporting             ----------------------------------------------------------
Person With           10. Shared Dispositive Power: 635,000
                      ----------------------------------------------------------


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



         11. Aggregate Amount Beneficially Owned by the Reporting Person:
635,000 shares of common stock of the Issuer ("Shares") which includes:

         (i) 200,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 125,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and 60,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P., which Mr. Needham may be deemed to beneficially own by virtue of his position as Managing General Partner of Needham Management Partners, L.P., the sole general partner of each of the above private limited partnerships;

         (ii) 12,290 Shares beneficially owned by Needham Capital Partners II (Bermuda) L.P. and 22,771 Shares beneficially owned by Needham Capital Partners III (Bermuda) L.P., which Mr. Needham may be deemed to beneficially own by virtue of his position as a Manager of Needham Capital Management (Bermuda) LLC, the sole general partner of each of the above private limited partnerships; and

         (iii) 87,710 Shares beneficially owned by Needham Capital Partners II, L.P., 115,366 Shares beneficially owned by Needham Capital Partners III, L.P. and 11,863 Shares beneficially owned by Needham Capital Partners III A, L.P., which Mr. Needham may be deemed to beneficially own by virtue of his position as a Manager of Needham Capital Management, LLC, the sole general partner of each of the above private limited partnerships.

--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11): 7.24%
--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------


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


ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this statement relates is common shares of Ceradyne, Inc. The principal executive offices of Ceradyne, Inc. are located at 3169 Redhill Avenue, Costa Mesa, CA 92626.


ITEM 2. IDENTITY AND BACKGROUND

     (a)       The person filing this statement is George A. Needham.

     (b) Mr. Needham's business address is 445 Park Avenue, New York, New York 10022.

     (c) Mr. Needham's principal occupation is Chairman and Chief Executive Officer of Needham & Company, Inc.

     (d)-(e) During the last five years, Mr. Needham has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f)       Mr Needham is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds used in the purchase of the Shares was the working capital of each of the private limited partnerships listed in Item 11 of the cover page attached hereto (the "Limited Partnerships").

ITEM 4. PURPOSE OF TRANSACTION

         The Limited Partnerships acquired the Shares in a private transaction. The securities are held as an investment. Currently, there is no intention to acquire any additional securities of the Issuer, to cause a change in the present board of directors or management of the Issuer or to effect any of the other transactions required to be described in Item 4 of Schedule 13D.

          On behalf of the Limited Partnerships, Mr. Needham intends to review the investments in the Issuer on a continuing basis and may increase or decrease the holding of securities of the Issuer in the future. Any such increase or decrease will depend on various factors, including, among other things, the price and availability of securities of the Issuer, subsequent developments affecting the Issuer or its business, other available investments and business opportunities, general stock market and economic conditions, tax considerations and any required regulatory approvals. Additionally, Mr. Needham may, in the future, take any other action that he deems appropriate at the time which may result in the occurrence of one or more of the events specified in Item 4 or
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) 635,000 shares of common stock of the Issuer ("Shares") which includes:

         (i) 200,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 125,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and 60,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P., which Mr. Needham may be deemed to beneficially own by virtue of his position as Managing General Partner of Needham Management Partners, L.P., the sole general partner of each of the above private limited partnerships;

         (ii) 12,290 Shares beneficially owned by Needham Capital Partners II (Bermuda) L.P. and 22,771 Shares beneficially owned by Needham Capital Partners III (Bermuda) L.P., which Mr. Needham may be deemed to beneficially own by virtue of his position as a Manager of Needham Capital Management (Bermuda) LLC, the sole general partner of each of the above private limited partnerships; and

         (iii) 87,710 Shares beneficially owned by Needham Capital Partners II, L.P., 115,366 Shares beneficially owned by Needham Capital Partners III, L.P. and 11,863 Shares beneficially owned by Needham Capital Partners III A, L.P., which Mr. Needham may be deemed to beneficially own by virtue of his position as a Manager of Needham Capital Management, LLC, the sole general partner of each of the above private limited partnerships.

         This Schedule 13D shall not be construed as an admission that Mr. Needham, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purposes, is the beneficial owner of any securities covered by this statement.

(c) On January 16, 2003, each of the Limited Partnerships purchased their respective Shares in a private transaction. A total of 635,000 Shares were purchased by the Limited Partnerships in this private transaction. The purchase price was $7.00 per share.

(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as described in Items 3-5 above, Mr. Needham has no knowledge of any arrangements, undertakings or relationships (legal or otherwise), including but not limited to transferring of any of the Shares, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not applicable


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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2003

                                          By:    /S/GEORGE A. NEEDHAM
                                                 --------------------
                                                 George A. Needham


         ATTENTION: INTERNATIONAL MISSTATEMENTS OR COMMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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